Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Managers of Ute Energy Upstream Holdings LLC.:

We consent to the use of our report dated March 16, 2012, with respect to the balance sheets of Ute Energy Upstream Holdings LLC (a wholly owned subsidiary of Ute Energy LLC) as of December 31, 2011 and 2010 and the related statements of operations, changes in owner’s equity, and cash flows for each of the years in the two year period then ended, included herein and to the reference to our firm under the heading “Experts” and “Selected Historical and Unaudited Pro Forma Financial Data” in the prospectus.

/s/ KPMG LLP

Denver, CO

June 15, 2012